U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

--------------------------------------------------

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Keystone Energy Services, Inc.

(Name of Small Business Issuer in its charter)

Minnesota 41-1867462

State or other jurisdiction of (I.R.S. Employer Identification No.)

incorporation or organization)

9200 Sunset Boulevard, Suite 1020

Los Angeles, California 90069

(Address of principal executive office) (Zip Code)

Registrant's telephone number (310) 275-9008

Securities to be registered under Section 12(g) of the Act:

Common Shares

ITEM 1. DESCRIPTION OF BUSINESS

The Company was incorporated in Minnesota on August 16, 1994 as L.I.M.P., Inc., and later changed its name to New Environmental Technologies, Inc. Two developmental stage companies--Nevada Environmental Technologies, Inc., a Nevada corporation, and Keystone Energy Services, Inc., a Delaware corporation--merged into the Company in April, 1997. Concurrently with these mergers, the Company changed its name to

"Keystone Energy Services, Inc." Effective June 7, 1997 the U.S. Federal Energy

Regulatory Commission ('FERC") granted the Company a power marketer license (the

"FERC License"), which, among other things, permits the Company to resell wholesale electricity. On July 22, 1997, the California Public Utility Commission (the

"California PUC") issued the Company its California electric service provider license

(the "California ESP License"), authorizing the Company to sell electricity to residential and small commercial customers in California.

Effective March 31, 1998, California's electricity market was opened to competition from non-utility companies, giving consumers the choice of purchasing their electricity from either their current utility company or another electric service provider (an "ESP"). In

April, 1998, the Company registered with the California Energy commission ("CEC") as a provider of renewable energy i.e. electricity generated by environmentally friendly power sources. In April 23, 1998 the Company's "green" energy products were certified by the Center for Resource Solutions ("CRS") as renewable products, enabling the

Company to market them to consumers with the CRS "Green-e" logo.

In May 1998, the Company began marketing and selling renewable electricity to residential and small commercial customers in California under the Company's

EarthChoiceSM service mark. As of October 28, 1999 the Company has signed over

8,000 green customers.

In October 1998, the Company launched a filtered Internet Service Provider (ISP)

division - PowerOne Internetworks. PowerOne is engaged in the sale of "pollution free" Internet services and has signed over 700 customers. The website is located at

www.powerone.com.

The corporate office of the Company is located at 9200 Sunset Blvd., Suite 1020, Los

Angeles, CA 90069.

Principle Products or Services and their Markets

The Company sells electricity that is solely or partially comprised of electricity generated by clean energy sources, such as solar, wind, geothermal, biomass and small scale hydroelectric power plants. Unlike electricity traditionally sold by utility companies, "green" electricity is not derived from environmentally harmful sources such as coal, oil, natural gas and nuclear power.

Renewable electricity is an energy product that can be priced higher than non-

renewable energy products traditionally sold by utilities. The Company believes this product has profit potential arising from the willingness of environmentally conscious consumers to pay a modest "green" premium (between 14% and 20%) for renewable electricity.

Accordingly, on April 28, 1998, the Company announced its entry into the premium green energy market in California. Two products have been introduced under the brand name EarthChoiceSM:

  EarthChoiceSM100, (2) EarthChoiceSM 50. EarthChoiceSM 100 consists of electricity that is generated 100% from certified renewable resources.
  EarthChoiceSM50 consists of electricity that is generated 50% from certified renewable resources and 50% from low-cost system power resources. Residential customers will be able to receive EarthChoiceSM 100 only. Small commercial customers will be permitted to choose either EarthChoiceSM 100 or
  EarthChoiceSM50. Large commercial and industrial customers will be permitted to choose EarthChoiceSM 100 or EarthChoiceSM 50.

The Company currently sells electricity only to customers in the territory covered by the three main California utility companies-Pacific Gas & Electric ("PG&E"), Southern

California Edison ("SCE"), and San Diego Gas & Electric ("SDGE"). These companies serve approximately 70% of the electricity customers in California.

The Company intends eventually to sell electricity in other environmentally conscious states as they open their electricity markets to competition.

PowerOne Internetworks Division

The Company recently established its PowerOne Internetworks division, which operates as an Internet Service Provider ("ISP") that filters out web sites containing pornography, obscenity, drug abuse and violence, while focusing on environmentally and socially-responsible themes and content. The Company refers to this service as

"pollution-free" Internet access. In addition to filtered internet access, the Company also plans to provide electronic e-mail accounts, web hosting, co-location, web designing, and plans to offer e-commerce services, as well as high speed DSL technology in the future. The Company currently has approximately 700 customers who access the Internet as PowerOne Internetworks subscribers through the website

www.powerone.com. The Company believes the "pollution-free" PowerOne

Internetworks division complements well the Company's existing "green" energy business and is a natural extension of the Company's socially responsible marketing niche.

The long-term goal of the Company is to consolidate small independent ISP's throughout the United States into the PowerOne Internetworks division. The Company recently entered into an arrangement with the owners of a small regional web site and

ISP in California that targeted residents of three small towns, Biggs, Gridley and Live

Oak, California. Under this arrangement, the owners of the ISP referred their existing subscribers to the Company's PowerOne Internetworks division. In return, the

Company agreed to pay the local ISP owners a commission for each customer who agreed to become a PowerOne Internetworks subscriber. The advantage of such an arrangement for the local ISP is that it is freed from maintaining hardware and connection expenses for dial-up customers as well as billing and account administration, yet it was allowed to maintain its website as a portal for Internet access by the local community. This local website now refers visitors to PowerOne

Internetworks for "pollution-free" network access. The Company intends to use this model, or variations of it, to expand its PowerOne Internetworks subscriber base throughout the United States.

The Company's marketing plans for its PowerOne Internetworks division includes an affinity program for churches, non-profits and other organizations. Organizations participating in the program would be entitled to a one-time contribution for each member of the organization who becomes a PowerOne Internetworks customer, as well as a portion of the monthly fees received by the Company from the customers.

Distribution Methods of the Products or Services

The Company currently markets its "Green" electricity and PowerOne Internetworks products to consumers primarily through individual sales agents paid on a commission basis, or master agents who assemble their own sales forces of subagents and share in the commissions generated by all sales personnel within their organization. Sales agents are also permitted to participate in the Company's affinity program, under which the sales agents market the Company's products to non-profit groups and commercial organizations, which in turn market the Company's products to their members. Each sales agent is entitled to a commission based on sales to all members of the affinity group that has been procured by the sales to its members. The Company requires that all sales agents be trained and certified by the Company.

The Company also markets its products through telemarketing, mail, radio advertisements, Internet, magazines and newspapers. Subject to the Company's ability to raise additional capital, the Company intends to expand its marketing efforts.

Electricity sold to California consumers is generated by renewable power sources

Qualifying Facilities (QF's) and other power sources in California and other western states as well as from sources in Canada and Mexico. The electricity is transmitted through a central transmission system known as a power grid, which connects all of these states and countries (the "Power Grid"), and is distributed throughout the State of

California. When a utility company or ESP procures power for its customers, the power is, in effect, placed into the Power Grid where it commingles with the power placed into the grid by other utility companies and ESPs. The commingled electricity then is delivered to customers throughout the state through local substations and power lines and other hardware owned by the state's utility companies.

The electricity sold by the Company is transmitted and distributed to its customers over the existing power lines owned by PG&E, SCE and SDG&E, pursuant to an electricity service contract between the Company and each of these utility companies (collectively,

the "Utility Service Contracts"). The utility companies are responsible for transmitting the electricity to the Company's customers, maintaining the substations, power lines and related hardware, and handling service connection and disconnection. Under the Utility

Service Contracts, the utility companies bill the Company's customers on the

Company's behalf, collect the Company's fees and charges, and forward them to the Company.

The electric power transmission facilities owned by PG&E, SCE and SDG&E are operated by an independent, non-profit corporation known as the Independent System

Operator (the "ISO"). The ISO is responsible for ensuring that electricity is transmitted throughout the state reliably, safely, and efficiently. It ensures that all ESPs have fair access to the power transmitted through the utility-owned transmission facilities, and it is responsible for balancing the supply for electricity available through the transmission facilities with consumer demand so that power surges and outrages are avoided.

The Company obtains access to these transmission facilities through a power

Scheduling Coordinator (SC). The SC coordinates with the ISO on behalf of the

Company to match the forecasted electricity requirements of the Company's customers with the amount of power to he delivered to the Power Grid from the Company's designated power sources. In order to forecast these requirements, the Company must create specific customer load profiles and forecasts, a function that the Company out-

sources but is developing the software to implement internally.

The California PUC requires ESP's to provide a customer service/relations function.

The Company out sources this function to an unaffiliated firm that provides live customer assistance for the Company seven days per week. As required of all ESP's by the California Public Utilities Commission (CPUC), the Company has also retained an independent telephone verification firm to verify each residential customer's desire to switch electricity services from his or her utility company to the Company.

In order to coordinate effectively and efficiently the distribution of electricity to its customers, the Company is developing a proprietary computer based management information system (the 'MIS") capable of automating most interactions with customers,

utility companies, power suppliers, power schedulers and banking systems. The MIS performs accounting and reconciliation functions for the Company, electronically bills and collects the Company's share of fees from the utility companies, and coordinates the delivery of electricity to the Company's customers. The MIS client data server also acts as a host and information manager for the Company's various computer applications and has the capacity to handle data for up to 500,000 customers.

In order to coordinate effectively and efficiently the products of the ISP division,

PowerOne Internetworks, the Company has developed and installed DNS, web hosting and e-mail servers with mirrors in a NT and UNIX environment. PowerOne also,

maintains a software system to become fully web enabled with sales, management and support staff. Customers can access this software with their favorite web browser through strict security procedures to monitor their account. This software interfaces for both account setup and usage billing and is compatible with both UNIX and NT. The product features automated on-line sign up and activation for new customers, billing plans, on-line update of existing accounts, account setup and support for authentication and credit card processing. The system has the ability for expansion and the capacity to handle data for up to 250,000 customers.

Status of Any Publicly Announced New Product or Service

As noted above, the Company. announced on April 28, 1998 that it has entered the premium green energy market in California. Two products have been introduced,

EarthChoiceSM 100 and EarthChoiceSM 50. As of September 1999, the Company has

signed approximately 8,500 residential customers to its EarthChoiceSM renewable electricity program. They have been testing and implementing their new software interface with the three major utilities in California (SDG&E, SCE and PG&E) for customer access, meter read information, customer billing and collection. The system is presently being upgraded and modified after processing over one thousand system power customers and hundreds of green customers with these three utilities.

The Company's., PowerOne Internetworks division announced on May 28, 1999 that it has entered into the filtered "pollution free" ISP (Internet Service Provider) market with dial-up (filtered and unfiltered), web hosting, web design and co-location. Competitive

Business Conditions/Issuer's Competitive Position/Methods of Competition The

deregulation of retail electricity in California spurred a tremendous initial response on the part of businesses seeking to carve out their niche in this $22 billion market. When the switch was finally thrown to open the market on April 1, 1998, over 250 companies had registered to conduct business as retail Electric Service Providers (ESP's). Over time, 15 registered to sell renewable or "green power." By April 1, 1999, however,

fewer than ten companies remained active as ESP's and only six were actively selling green power. Total penetration into the small customer segments was 120,000 customers or roughly 135 average megawatts of demand, corresponding to 1.7%

percent of total utility load for these segments. This was data from the monthly DASR reports published by the CPUC in respects to small customers under 20 kW peak demand.

The Company's current marketing emphasis is on residential and small commercial customers in California who are willing to pay a modest "green" premium for certified renewable electricity. The market for these consumers is relatively new, given that

California's electricity market has been open to competition for only eighteen months.

However, competition for the sale of renewable electricity to these customers is significant and is likely to increase as the market matures. Competitors in California include Edison Source, an affiliate of SCE, PG&E Energy Services, an affiliate of

PG&E, Green Mountain, Commonwealth Energy Corporation, Clean n' Green, and

Utility.com. The affiliates and Green Mountain have significant financial strength and other resources in this marketplace. The Company intends to distinguish itself from its

ESP competitors by emphasizing that, unlike some of its competitors, it's environmental consciousness is not marred by an affiliation with a utility company or the ownership of low-cost, environmentally-detrimental generation facilities. The Company's emphasis is on a warm market sales approach and affinity group marketing.

The market for Internet services is extremely competitive, and the Company expects that competition will continue to intensify. The Company believes that the principal competitive factors in these markets are name recognition, distribution arrangements,

functionality, performance, ease of use, the number of services and features provided and the quality of support. The Company is at the initial stage of development of its

PowerOne Internetworks division, so there can be no assurances concerning the Company's ability to develop these factors or to compete successfully against its competitors, many of which have significantly greater financial, technical and marketing resources than the Company. The Company's competitors may offer Internet services that are superior to the Company's or that achieve greater market acceptance.

The Company's competitors include well-established ISP's that provide customers with an option to obtain filtered or unfiltered Internet access, companies that provide low-

cost filtering services that work on a customer's existing ISP account, and other companies that focus on selling filtered Internet access to families and business.

Management of the Company believes that the success of the Company's PowerOne

Internetworks division will depend in large part on the Company's ability to establish a substantial market identity and acceptance for PowerOne Internetworks as a family-

friendly, environmentally and socially-responsible ISP that provides the same functionality, performance, ease of use, customer support and other features as more established ISP's such as America On-Line, Earthlink and Microsoft Networks.

Principal Suppliers

The Company purchased renewable electricity from power exchanges. Power exchanges are a new category of enterprise that resulted directly from the passage of

AB 1890. These businesses use an auction mechanism to "make the market," creating a mechanism for buyers and sellers to transact directly between themselves. Exchanges in

California include the California Power Exchange (CalPX) and the Automated Power

Exchange (APX). The CalPX is a quasi-state enterprise designed as the mandatory trading location for generation still owned by investor owned utilities, as well as any other generators or traders wishing to sell to California investor owned utilities. The

CalPX daily energy price has become the benchmark for all wholesale and retail electricity transactions in California. Keystone intends to enter into bilateral agreements with multiple renewable electricity generation facilities. Keystone continues to solicit and seek additional sources to satisfy its current and projected customers'

electricity needs. Bilateral contracts afford the Company the following benefits:

  Lock-in access to a renewable "green" resource at a favorable prices prior to a likely shortage of these types of resources in the marketplace.
  These contracts would help the Company eliminate a significant portion of the onerous security deposits required by the Power Exchange (PX) and the Independent

System Operator (ISO). Self-payment for power through a bilateral contract can help eliminate the typical 90-day delay between payment for power usage and receipt from end-use customers.

The Company, through bilateral contracts, will be able to offer price-stability for these power sources and may provide a slight premium to what they might receive on the

Power Exchange.

The principal suppliers for the Company's non-renewable system power are lower-cost electrical power supplies in the western U.S. This region currently has a surplus of low-

cost power for at least the next four years. Beyond the four-year period new lower-cost power supplies will become available through new construction. The Company at that time will need to acquire power from these sources to remain competitive.

Dependence on One or a Few Customers

The Company currently is not dependent on one or a few customers, nor does it expect to be in the near future, since it will be focusing on the residential and small commercial customers segment of the "green" electricity market. The Company's products and services rely on a large base of dispersed customers of different sizes (small to medium)

and in different locations.

Patents, Trademarks, Licenses

As discussed above, the Company applied for a license as a power marketer on May 23,

1997 from the U.S. Federal Energy Regulatory Commission (FERC). The issuance of the license was granted to the Company on July 7, 1997 and there are various regulatory requirements that must be met by the Company as a result of the issuance of the FERC license.

As discussed above, the Company was issued its Energy Service Provider (ESP)

California State license, number 1021 from the California Public Utilities Commission

(CPUC), on July 22, 1997 which is the license that allows Keystone to sell electric power directly to the retail customers in California.

The Company has obtained service marks in California for EarthChoiceSM and the

EarthChoiceSM logo (Registration No. 050211). The service marks were registered by the California Secretary of State on August 12, 1998, and August 14, 1998,

respectively. A federal service mark application was filed with the United States Patent and Trademark Office on March 9, 1998 for the name EarthChoiceSM. The Company also obtained California service marks on the Keystone logo (Registration No. 050212),

and on the following marketing phrases: The Power of the FutureSM (Registration No.

050209); Power For the FutureSM (Registration No. 050211); The Right ChoiceSM

(Registration No. 050296); Ask Not What Your Planet Can Do For You...Ask What

You Can Do For Your Planet!SM (Registration No. 050220); Think GreenSM

(Registration No. 050963); The Power To Make A DifferenceSM (Registration No.

05818); We Have The World In Our HandsSM (Registration No. 050817); Save The

Earth For What Its Worth..EverythingSM (Registration No. 05816); The Gift That

Keeps On Giving So The Earth Can Go On LivingSM (Registration No. 050815); and

Who's That Baby?SM (Registration No. 050964).

California service marks provide trademark protection only in California. Each mark has a term of 10 years and, under current law, can be renewed for an additional 10 years. Federally registered service marks provide trademark protection throughout the

United States. Federal applications have been filed and registration status is currently pending.

Need for any Governmental Approval

The Company is required to be licensed by the FERC in order to market electricity.

The Company obtained its FERC License in June, 1997. To protect customers from unfair or abusive marketing practices, Power marketers such as the Company must register with the CPUC before they can offer electric service to residential and small commercial customers (under 20 kW). The CPUC issued the Company its California

ESP License in July, 1997.

In order to sell renewable energy in California, the Company is required to register each of its products with the CEC. The Company's EarthChoiceSM 100 and EarthChoiceSM

50 products were registered with the CEC in April, 1998.

Effect of Existing or Probable Governmental Regulations

The trend in Governmental Regulations on the electric utility industry has consistently moved toward increased levels of competition for many years. The current process is driven by extensive discussions and hearings at the federal and state levels.

This trend is evidenced by the following sequence of legislative actions spanning a twenty year period:

The 1978 Federal Public Utilities Regulatory Policies Act required utilities to buy power from unregulated generators. The purpose was to encourage development of smaller generating facilities, and use of new technologies and alternative fuel sources such as wind, solar, water, and waste to produce electricity.

The 1992 National Energy Policy Act allowed more types of unregulated companies to generate and sell electricity. Like California, other states are exploring opening their electric markets to competition, and now Congress is legislating to make the nation's electric market competitive.

In May of 1995, after analysis of the changing electricity industry and many hearings around the state the CPUC proposed a policy for introducing competition in California's electric industry. In December 1995, after additional public comment, the CPUC adopted a final policy and began to plan transition to a competitive market. In

September 1996, AB 1890 was enacted in California. This landmark legislation fundamentally changes California's electric services industry by introducing competition and consumer choice.

On April 24, 1996 the Federal Energy Regulatory Commission (FERC) issued Orders

888 and 889 to further encourage wholesale competition. Order 888 addresses the issues of open access to the transmission network and stranded costs. Order 889 requires utilities to establish electronic systems to share information about available transmission capacity. In addition, as of June 30, 1996, 44 States and the District of

Columbia (more than 88 percent of the nation's regulatory commission) have started activities related to retail competition in one form or another. Issues such as recovery of stranded costs, divestiture of transmission assets, increased mergers, renewable energy incentives, energy efficiency investments, reliability, and the timing of retail competition are critical do to the degree of importance electricity holds in this country's economic and social well-being. Legislative proposals on electric power restructuring have been introduced into the U.S. House of Representatives and the U.S. Senate.

Beginning March 31, 1998, California consumers from all customer classes (residential,

commercial, agricultural, industrial) will be able to buy electricity from either their current utility or another electricity supplier. The California Public Utilities

Commission (CPUC) has decided to allow all consumers this choice simultaneously.

The drafting of deregulation law was centered in the state legislature with input from hundreds of stakeholders. Clearly, the original text of these laws has had a primary role in shaping the evolution of direct access. Nevertheless, the interpretation of the law into specific rules and regulations also had a major impact on market development.

Two key agencies have jurisdiction over the rule making process, the California Public

Utilities Commission (CPUC) and the California Energy Commission (CEC). Each

agency has presided over specific rules that have had a dramatic impact on green market development. The CEC decided in May of 1998 that only in-state qualifying facilities (QFs) would be eligible for the Customer Credit funds. Historically, the CEC has had jurisdiction over QF plants, but not over other sources of renewable generation in the state.

The Company does not believe that existing or probable government regulations will have a material adverse effect on the Company. Although the Company is required to comply with certain consumer protection provisions of California law in the sale of electricity, the Company does not anticipate any difficult or undue cost in complying with these provisions.

Estimate of the Amount Spent on R&D

The Company has not incurred material research and development costs.

Costs and Effects of Compliance with Environmental Laws

The Company does not generate the electricity it sells, nor does it conduct any other activity that gives rise to any material environmental costs or obligations. Power plants are, however, generally subject to a great deal of environmental regulation, which could affect the price and availability of wholesale electricity.

Number of Total Employees and Full Time Employees

The Company currently has ten employees, six of whom are full time employees.

Consultants and specialized professional support in the legal, financial and computer operations are purchased on a part-time, as needed, basis.

ITEM 2. PLAN OF OPERATION

The Company believes that it can satisfy its cash requirements for approximately twelve

(12) months after the filing of this Registration statement, based on its current cash on hand and loan resources. Thereafter, Keystone's planning for the next twelve months may include interim bridge loans, additional private or public financing and/or a secondary public offering. Such financing methods will be undertaken based on management's assessment of the Company's cash flow needs and market conditions.

Management has identified potential U.S. and foreign sources to assist the Company's near term cash requirements, but there can be no assurance that such financing can be obtained. Thereafter, the Company has built an 8,000 customer-base from which it may receive revenues to fund operations.

Expected Purchase of Plant and Significant Equipment

The Company does not require a plant for its operations and currently does not expect to purchase any significant equipment in the next 12 months.

Expected Significant Changes in Number of Employees

Significant changes in personnel will occur only as the sales force and customer service expand to meet the growth needs associated with a larger number of customers.

ITEM 3. DESCRIPTION OF PROPERTY

The Company owns no property. The Company leases office space and parking in Los

Angeles, California at a monthly gross rental of $8,249 and $256 in operating expenses and $920 in parking through November 30, 2002. The Company maintains a corporate apartment in Los Angeles at a monthly gross rental of $1,500. This lease is for 12 months and ends April 2000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth beneficial ownership of shares at September 30, 1999, for

(I) each person who holds more than a 5% interest in either of the two classes of voting securities of the Company, the common stock and preferred stock, (ii) directors of the

Company, (iii) the "named executive officers" of the Company, as defined in Item 402

(a) (2) of Securities and Exchange Commission ("SEC") Regulation S-B, and (iv) the

directors and named executive officers of the Company as a group. Unless otherwise indicated in the footnotes, all such interests are owned directly, and the indicated person or entity has sole voting and investment power, subject to community property laws where applicable.

Common Stock:	Amount and Nature of

Name and Adddress of Beneficial Owner	Beneficial Owner (1)	Percent of Class (2)
Thomas E. Murray, Jr.	560,000 (3)	2.00%
Keystone Energy Services, Inc.
9200 Sunset Blvd. Suite 1020
Los Angeles, Ca. 90069

R. Richard Saxby	4,823,300(4)	16.52%
(President, CEO & Director)
29201 Heathercliff Road, #200
Malibu, CA. 90265

Cameron Jordan-Saxby	3,747,998(4)	12.84%
(Exec. V.P., COO, Assistant
Corp. Secretary & Director)
29201 Heathercliff Road, #200
Malibu, CA. 90265

Ulli H. Butzke, CPA	55,000 (5)	0.19%
(Chief Financial Officer)
3515 Stoner Avenue
Mar Vista, CA. 90066

Valerie L. Corrado	37,500 (5)	0.13%
(Corporate Secretary)
98 San Francisco Avenue
Los Lunas, N.M. 87031-5821

5 Officers & Dirs. as a Group:	9,223,798	31.60%

CEDE & Co. (Stockholders)	14,043,397(6)	48.11%
P.O. Box 20
Bowling Green Stn.
New York, N.Y. 10004

Joe Guglielmo in the name of
CBTV Star, Inc., Popular Services, Inc
and Hitter Park Inc.
23852 Pacific Coast Hwy., #360
Malibu, Ca. 90265	1,600,000 (7)	5.50%

National Trust Properties, Inc.	1,000,000 (8)	3.42%
23770 Park Belmonte
Calabasas, CA. 91302

All Other Owners	3,322,160	11.37%
(Less than 5% each)

Total Shs. Outstanding:	29,119,414	100%

(1) All such shares are owned beneficially and of record by the individual or groups indicated.

(2) Based on 29,119,414

(3) The outside directors of the Company are to receive $5,000 and be issued 5,000 shares of common stock per year (in quarterly increments) for their service and attendance at Board meetings. Mr. Murray was issued 2,500 of these shares for his outside director services. The remaining 507,500 shares were issued for consulting services rendered to the Company.

(4) R. Richard Saxby and Cameron Jordan Saxby (married since September, 1997) are husband and wife. These shares were obtained pursuant to the merger of Keystone Delaware into the Company. Additional shares were issued in exchange for reduction in debt due these stockholders.

(5) Mr. Butzke and Mrs. Corrado were issued these shares in payment for consulting services to the Company. (6) The ownership of CEDE & Co. changes daily and is given as of September 30, 1999. It is comprised of the street name accounts of various stockholders who hold their shares at various brokerage firms. It is unknown if any of these stockholders beneficially own more than 5% of the Common Stock outstanding.

(7) Joseph Guglielmo received 1,600,000 shares (500,000 in the name of CBTV Star, Inc., 900,000 common shares in the name of Popular Services, Inc and 200,000 common shares in the name of Hitters Park, Inc.). The 500,000 shares in the name of CBTV Star, Inc. were inappropriately issued during the Keystone Delaware merger into the Company. In addition, R. Richard Saxby a majority stockholder transferred 1,100,000 common shares that he owned to Mr. Guglielmo in exchange for Mr. Guglielmo's agreement to deliver large commercial energy customers to the Company. Due to non-performance and no consideration given by Mr. Guglielmo, the agreement was terminated by the Company and the Company issued a stop order to all these shares to its transfer agent.

(8) National Trust Properties, Inc. (NTP) received 1,000,000 shares from R. Richard Saxby in conjunction with a settlement agreement with Astrum Energy Services, LLC. In June, 1998, the Company issued a warrant to purchase up to 2,000,000 shares of common stock at $2.00 to National Trust Properties, Inc. for the return of the one million shares to Mr. Saxby when the warrant is delivered to NTP.

Changes in Control

The Company's management is not aware of any arrangements which may result in a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

All of the current directors of the Company serve as directors for indefinite terms that commenced on April, 1997. Each term will expire whenever the next regular meeting of stockholders is held, but in any event cannot exceed five years pursuant to the

Bylaws of the Company

Thomas E. Murray, Jr. (age 81) is a director and the Chairman of the Board of the

Company. His business experience in the last five years includes providing investment advisory services on behalf of Renaissance Financial Group, Inc., a subsidiary of

American General Life Insurance Company, and acting as the Corporate Secretary and a member of the board of directors of Hercules Funding, Ltd., a heavy equipment leasing company. From 1991 to 1993, he was a director of Westfed Holdings, Inc., a bank holding company which owns Western Federal Savings and Loan Association.

From 1968 to 1974, he was Director of Acquisitions for billionaire Howard Hughes'

Desert Inn Hotel. Mr. Murray is the son of the former Chairman of the Atomic Energy

Commission and grandson of the co-founder of Con Edison, New York.

R. Richard Saxby (age 49) is the President and Chief Executive Officer of the Company

and is a director. Mr. Saxby has an extensive background in utility auditing and marketing in the utilities industry. Prior to becoming the Company's President and

Chief Executive Officer in April, 1997, Mr. Saxby was the President, Chief Executive

Officer, Treasurer and a director of Keystone Energy Services, Inc., a Delaware corporation ("Keystone Delaware"), which he and Cameron Jordan-Saxby founded in

January, 1996, and merged into the Company in April 1997. From September, 1993 to

July, 1995, Mr. Saxby was the Chief Executive Officer and President of Paradigm

Industries, a developer and manufacturer of an electronic energy-saving ballast founded by Mr. Saxby. From June, 1991 to September, 1993, he was owner, President and

Chief Executive Officer of Quantum Communications & Energy, which organized more than $1.7 billion in utility billing.

Cameron Jordan-Saxby (age 44) is the Executive Vice President, Chief Operations

Officer and Assistant Corporate Secretary of the Company. She is also a director of the

Company. She is the founder of the World Resource Foundation and a board member of Americans for a Safe Future. For more than 14 years she has been an owner and founder of businesses with extensive experience in operations, management, budgeting and manufacturing. Ms. Jordan-Saxby has been the Chief Operations Officer of the

Company since April, 1997. From January, 1996 to April, 1997, she was Executive

Vice President and Chief Operating Officer of Keystone Delaware. From June, 1993 to

August, 1995, Ms. Jordan-Saxby was the founder and President of Heartland Toys, Inc.

From June, 1991 to June, 1993, she was the owner and President of Samba Corporation, where she supervised and managed a line of accessories sold internationally through a national sales force.

Ulli H. Butzke (age 55) is the Chief Financial Officer of the Company. He is a certified public accountant and has over 20 years of experience in senior financial planning and management in corporate and public accounting, including financial reports to stockholders and the SEC. After 3 years as Audit Supervisor with KMPG Peat

Marwick, he was with National Medical Enterprises, Inc. ("NME"), a Fortune 500

company, as corporate Officer controller and Assistant Vice President, Controller. At

NME, he managed the financial operations and expenditures for real estate holdings and directed the development of data bases. He provides services to the Company on an as-

needed consulting basis.

Valerie L. Corrado (Age 39) is the Secretary and a Director nominee of the Company since February, 1998. During the past 19 years, she has been a self-employed corporate consultant to several companies undergoing securities offerings, assisting with U. S. Securities and Exchange Commission and State regulatory filings. She was a consultant to CPR Medical, Inc. from December 1996 (inception) until June 1999 when she became an employee and elected Secretary. She is also President and Director of

Double Agent Corporation since October 1994. She was an Advisor to an electronic public offering company, EPO Corporation, from September 1998 until September

1999 and its Secretary from October 1997 to January 1999 and September 1999 to present. Past experience with public companies includes: Part-time Corporate Secretary

(5/94-12/94) of Canadian Tasty Fries, Inc. (traded OTC) (formerly Videocom

International, Inc.-CO.): and for Printron, Inc. (NM) (traded AMEX-ECM and OTC),

consultant (7/91-9/91), Administrative Assistant and Supervisor (9/91-7/97), Assistant

Corporate Secretary (1/92-3/92) and Corporate Secretary 3/92-7/97). She previously served as an officer and/or director of several private companies, including HeartBeat

Medical Corporation (NM) Secretary (11/93 inception-7/97) and Treasurer (12/93-

7/95): Desert Fund, Inc. (NM) Secretary/Treasurer (1/92-7/97).

Family Relationships

Cameron Jordan (Executive V.P.,COO, Assistant Corporate Secretary and a Director)

and Richard Saxby (President, CEO and a Director) are married.

ITEM 6. EXECUTIVE COMPENSATION The compensation for the executive officers is given in the chart below for those individuals whose total annual salary and bonus exceeds $100,000. These individuals are R. Richard Saxby, President and CEO and Cameron Jordan-Saxby, COO, Executive

Vice President, and Assistant Secretary.

Summary Compensation Table
Annual Compensation Long Term Comp Awards_
(a)	(b)	(C)(Note 1)	(D)	(E)	(F)	(G)
Name and Principal Position	Year	Paid Salary	Bonus	Other Annual Compensation ($)	Restricted Stock Award(s)	Securities Underlying Options/ SARs (#)
R. Saxby, Pres./CEO	1997	$ 70,000	N/A	N/A	N/A	N/A
	1998	$ 150,000	N/A	N/A	N/A	N/A
	1999	$ 75,000	N/A	N/A	N/A	N/A
C. Saxby, COO/EVP/ Assist. Secr	1997	$ 0	N/A	N/A	N/A	N/A
	1998	$105,000	N/A	$8,000	N/A	N/A
	1999	$ 55,000	N/A	N/A	N/A	N/A

Note (1) Due to the Companys financial status and the desire of Mr. R. Richard Saxby to further the Companys success, effective on January 1, 1999, Mr. Saxby agreed to cancel his seven (7) year employment agreement with the Company, which was approved by the

Board on July 2, 1997, including the salary and all associated benefits. Mr. Saxby further agreed to cancel, forfeit and forgive the Company for unpaid salary and benefits owing under the previous employment agreement, valued at approximately at $675,000.

Mr. Saxby agreed to accept a reduced annual salary of $155,000. For the year ended

September 30, 1999 Mr. Saxby had received $75,000 with an additional $41,253 accrued.

Also, due to the Companys financial status and the desire of Mrs. Cameron Jordan-

Saxby to further the Companys success, effective on January 1, 1999, Mrs. Saxby agreed to cancel her seven (7) year employment agreement with the Company, which was approved by the Board on July 2, 1997, including the salary and all associated benefits.

Mrs. Saxby further agreed to cancel, forfeit and forgive the Company for unpaid salary and benefits owing under the previous employment agreement, valued at approximately

$338,000.

Mrs. Saxby agreed to accept a reduced annual salary of $128,000. As of September 30,

1999, Mrs Saxby has received $55,000 with an additional $45,993 accrued.

The Company pays the premiums for a $2.5 million term life insurance policy for Mr.

And Mrs. Saxby, of which the Saxby's and their family are 75% beneficiaries and the

Company is a 25% beneficiary. The cost of this policy to the Company was $23,506 in

1998 and $35,259 in 1999. Additionally, the Company has a health insurance plan available to all eligible employees. Mr. and Mrs. Saxby participate in this plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Recent Transactions with Certain Insiders

In July 1997, but effective as of January 1, 1997, the Company entered into employment contracts with R. Richard Saxby and Cameron Jordan Saxby, who are executive officers, directors and substantial stockholders of the Company. On

November 2, 1999 they cancelled their contracts retroactively.

In January, 1998, the Company entered into an agreement with Astrum Energy

Services, LLC. (Astrum), where Astrum would deliver contracts with municipalities for the sale and delivery of electricity. In conjunction with this agreement the Company delivered 3,000,000 shares of preferred A. The Company determined that it was not cost effective to pursue the agreement. A settlement agreement was reached where

Astrum returned the 3,000,000 shares of Class A preferred stock and received a settlement fee of $200,000.

During the year ended September 30, 1998 major stockholders/officers advanced

$810,000 to the Company and was repaid $228,500. During the year ended September

30, 1999, major stockholders/officers advanced $41,000 to the Company and was repaid $30,000 in cash and $144,000 in common stock of the Company.

In April, 1997, Keystone Energy Services, Inc., a Delaware corporation ("Keystone

Delaware"), merged into the Company. Pursuant to this merger, the stockholders of

Keystone Delaware were entitled to receive an aggregate of 5,000,000 shares of

Company common stock. These stockholders only received 3,100,000 common shares.

The remaining 1,900,000 shares were improperly issued, without consideration, to

RSM, Inc., About Time, Inc., and Joe Guglielmo who were not Keystone Delaware stockholders. In March, 1998 the Company issued an additional 1,900,000 shares to

Keystone Delaware stockholders who should have received these shares at the time of the merger into the Company.

In April, 1998 the Company cancelled 1,400,000 of the 1,900,000 shares inappropriately issued as mentioned above (700,000 shares of common stock from

RSM Inc. and 700,000 of common stock from About Time Inc.). These shares were voluntarily returned to the Company pursuant to a settlement agreement with RSM

Inc., Joel Nudleman, About Time Inc., Christine Carey and Richard Carey. In addition,

advances were made to the Company aggregating $962,600. Under the terms of the settlement agreement the advancing parties agreed to waive any right to collections of these sums. The Company received an additional 5,714 shares of common stock pursuant to the settlement agreement. The remaining 500,000 shares improperly issued remain outstanding and the Company has issued a stop order to its transfer agent (see below).

During the year ended September 30, 1998 the Company was advanced by certain of the early stockholders $962,600. The rights to collect these advances were waived by these early stockholders and the amounts were reflected as capital under the settlement agreement described above.

In April, 1998 the Company put a stop on shares issued to Joseph Guglielmo an insider,

totaling 1,600,000 shares (500,000 in the name of CBTV Star, Inc., 900,000 common shares in the name of Popular Services, Inc and 200,000 common shares in the name of

Hitters Park, Inc.). The 500,000 shares in the name of CBTV Star, Inc. refer to shares mentioned above that were inappropriately issued. In addition. R. Richard Saxby, a major stockholder had transferred 1,100,000 of common stock that he owned to Mr.

Guglielmo in exchange for Mr. Guglielmo's agreement to deliver large commercial energy customers to the Company. Due to non-performance by Guglielmo the agreement was terminated by the Company and the Company issued a stop order to its transfer agent on all of these shares.

In June, 1998, the Company issued 500,000 shares of common stock to Thomas E.

Murray, a director of the Company and its Chairman of the Board for his past services to the Company. The Company valued the 144 stock at $.24.

Transactions with Promoters

Although the current management of the Company was not involved in the initial organization of the Company, management believes that the promoters or founders of the Company include Brian Nelson, Connie Arvidson, and James Hanson, who were listed as the sole officers and directors of the Company in the offering memorandum used for the company's first issuance of capital stock in January, 1997. The shares were issued to twelve individuals for nominal consideration. The Company's current management believes these individuals may also be considered founders or promoters of the Company. The Company's records indicate that the names of these possible founders are as follows: Norman Olson, Wallace Norman, Timothy Harvey, Robert

Van Hoef, Gary W. Burmeister, James Thomas, James Smerdon, David Paul, Michael

Moinichen, Albert Peterson, Jr. on value received form the Company by any of the individuals referred to in this paragraph, except for the shares of common stock issued in the aforementioned offering. These shares appear to have been of little value at the time of issuance, because the Company then had no assets.

ITEM 8. DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 150,000,000 shares of stock.

Unless otherwise designated by the Company's board of directors, Minnesota law provides that all issued shares are deemed common stock with equal rights and preferences. The Company has in the past issued shares of capital stock designated

Class A Preferred shares, although the company failed to make the filings required under Minnesota law to validly authorize such preferred shares. All of the shares as

Class A Preferred Stock have since been cancelled or redeemed.

As described below in more detail, the board of directors of the Company has now validly designated 50,000,000 of the Company's authorized stock as preferred stock. As a result, the remaining 100,000,000 authorized shares of capital stock are deemed common stock and will continue to be thus designated until additional preferred shares are authorized by the board of directors.

The following summary of the material rights of holders of the Company's capital stock and other matters does not purport to be complete and is subject to and qualified in its entirety by the applicable provisions of the Minnesota Business Corporation Act

("MBCA"), the Company's articles of incorporation and bylaws, and the certified board of director resolutions fixing the rights and preferences of the Company's currently authorized preferred stock. The articles of incorporation, by laws and certified board resolutions are included as Exhibits to this Registration Statement.

There are no provisions in the Company's articles of incorporation or its bylaws that would delay, defer or prevent a change in control of the Company.

Common Stock

Holders of Company common stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Holders of the Company common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available for these dividends, subject to the prior rights of any preferred stock then outstanding.

Upon a liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company,

subject to the prior rights of any preferred stock then outstanding. Holders of Company common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

All outstanding shares of common stock are fully paid and nonassessable.

As of November, 1999, there were 29,119,414 shares of common stock outstanding, held by 5,307 stockholders of record.

Preferred Stock

The Company's board of directors has the authority, without further action by the stockholders, to issue from time to time shares of preferred stock on one or more classes or series and to fix for each class or series the number of shares, designations,

preferences, powers, and other rights, qualifications and restrictions thereof. The preferences, powers, rights and restrictions of different series or classes of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters.

The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. It may also have the effect of delaying, deferring or preventing a change in the control of the Company.

As of September 30, 1999 there are zero shares of preferred stock outstanding.

Listing

The Company's common stock is listed for trading in the over the counter market on the electronic bulletin board of the National Association of Securities Dealers Automated

Quotation System under the symbol "KESE".

Transfer Agent and Registrar

The transfer agent and registrar for the Company's common stock is Jersey Transfer &

Trust Co. Its address is 201 Bloomfield Avenue, Verona, NJ 07044, and its telephone number is 973 239 2712.

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 10SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Since September 17, 1997, the Company's common stock has been listed for trading in the over the counter market on the electronic bulletin board ("OTC Bulletin Board") of the National Association of Securities Dealers Automated Quotation System under the symbol "KESE".

The following table sets forth for the periods indicated the range of high and low closing bid quotations per share as reported by the over-the-counter market. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

Price per Share
Fiscal year 1997	High	Low
Third Quarter(July 1, 1997 through September 30, 1997)	$5.00	$4.37
Fourth Quarter(October 1, 1997 through December 31, 1997)	12.88	3.28
	Price per Share
	High	Low
Fiscal year 1998
First Quarter (January 1, 1998 through March 31, 1998)	$5.66	$1.25
Second Quarter (April 1, 1998 through June 30,1998)	3.00	.70
Third Quarter (July1, 1998 through September 30, 1998)	.73	.48
Fourth Quarter (October 1, 1998 through December 31 1998	.70	.30
Fiscal year 1999
First Quarter (January 1, 1999 through March 31, 1998)	.47	.10
Second Quarter (April 1, 1999 through June 30, 1999)	.70	.09
Third Quarter (July 1, 1999 Through September 30, 1999)	.45	.14

There are 5,307 holders of the common stock of the Company as of 1999. There have never been any dividends, cash or otherwise, paid on the common shares of the

Company in the last two fiscal years, nor in the first two fiscal quarters of the current fiscal year.

ITEM 2. LEGAL PROCEEDINGS

Except as set forth below, there is presently no other material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the

Company are contemplated or threatened.

Northern California Power Agency v. Keystone, and cross-action, Los Angeles Superior

Court Case No. BC198040. This action was filed September 24, 1998. NCPA was to buy energy for ultimate distribution to Keystone's energy customers: the parties contract required Keystone to deposit sums in advance, "forecasting" the cost of energy which should be actually needed for the relevant period. To enable such forecast-based deposits, the contract required NCPA to furnish Keystone with daily accountings. No such accountings were ever provided. Keystone did not know what deposits were depleted or remaining, and Keystone ultimately got out of that particular energy market entirely.

After some discovery produced some accounting, as well as NCPA admissions that it never had software capable of doing the accountings which had been needed, Keystone propounded a $70,000 settlement offer upon which judgment was entered on October

18, 1999. Upon satisfaction the judgment is to be vacated. Keystone intends to satisfy this amount through the collection of possible receivables due from customer service from Southern California Edison which exceeds $90,000.

Cranshire Capital, L.P. v. CBTV, Inc.: Donna M. Guglielmo; Keystone Energy

Services, Inc., USDC Case No, 99-00149. In January 7, 1999, the Complaint alleges plaintiff paid defendants CBTV-Star, LW, Inc. ("CBTV") and Donna Guglielmo

("Guglielmo") $400,000 for certain restricted Keystone shares: to enable the sale,

CBTV/Guglielmo falsely represented to plaintiff that the restrictions on the shares were due to terminate. After purchasing the certificates from CBTV/Guglielmo, plaintiff requested Keystone's transfer agent to register its purchase, but the transfer agent refused because it had a standing order preventing any transfer of the subject shares.

Keystone had no prior knowledge of the sale, and received none of the $400,000 plaintiff paid CBTV/Guglielmo. CBTV/Guglielmo had further represented to the plaintiff that they were not "affiliates" of Keystone, although they co-owned another 1.1 million Keystone shares which are subject to a dispute with the original owner and current CEO of the Company. Therefore, a stop has been put on all shares affiliated with CBTV-Star, LW, Inc. and the Guglielmos.

Dismissed Class Action Law Suit - In May and June, 1998, two class action lawsuits were filed in the U.S. District Court for the Central District of California on behalf of purchasers of the Company's common stock between October 27, 1997 and March 27,

1998. The lawsuits were later consolidated into a single case and dismissed with prejudice in October of 1999.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In March 1999, the Company engaged Hollander, Lumer & Co. LLP as the principal accountant to audit the Company's financial statements. This firm was engaged because of its location near Los Angeles and experience with SEC accounting matters, not because of any disagreement with the Company's prior accountant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The Company first issued securities in January, 1997 in an offering of 4,700,000 shares of common stock for an aggregate offering price of approximately $10,000. The

Company claimed an exemption from registration for this offering under SEC Rule 504

("Rule 504"). There were twelve investors in this offering that are identified in PART

1, ITEM 7 "CERTAIN RELATIONSHIPS AND TRANSACTIONS

Transactions with Promoters.

In January, 1997, the Company issued 2,500 shares of common stock and 1,000 shares of preferred stock to Windsor-Knight, Inc., and it issued 1,000 shares of preferred stock to Signature Stock Transfer, Inc., in each case for services rendered. The shares of common stock were issued without registration based on the exemption provided by

Section 4(2) of the securities Act of 1933, as amended ("Section 4(2)"). The shares of preferred stock issued to Windsor-Knight, Inc. were issued in reliance on the exemption provided by Section 4(2). The preferred shares to Windsor-Knight have been cancelled as per a settlement and the shares to Signature Stock Transfer, Inc. have been converted.

Pursuant to a merger of Nevada Environmental Technologies, Inc., a Nevada corporation ("New Environmental"), into the Company, the Company issued an aggregate of 5,000,000 shares of common stock and 2,000,000 shares of preferred stock to the stockholders of New Environmental in April 1997. The Company valued Nevada

Environmental at approximately $10,000 at the time of the merger. The Nevada

Environmental stockholders who received the aforementioned shares of Company common stock included Richard Carey and Joel Nudleman. The Company relied on the registration exemption provided by Section 4(2).

In April, 1997, Keystone Energy Services, Inc., a Delaware corporation ("Keystone

Delaware"), merged into the Company. Pursuant to this merger, the stockholders of

Keystone Delaware were entitled to receive an aggregate of 5,000,000 shares of

Company common stock. The Keystone Delaware stockholders actually received

3,100,000 common shares. RSM, Inc., About Time, Inc., and Joe Guglielmo who were not Keystone Delaware stockholders received 1,900,000 shares of common stock. Of these 1,900,000 shares, 1,405,714 were returned to the Company under a settlement agreement, and 500,000 shares remain outstanding with a stop. In March, 1998 the

Company issued an additional 1,900,000 common shares to the Keystone Delaware stockholders who should have received these shares at the time of the merger of the

Keystone Delaware stockholders. The Company valued Keystone Delaware at approximately $5,000 at the time of the merger. The Company relied on the Section 4(2) exemption for the issuance of these shares.

In April, 1997, the Company issued 20,000 shares of common stock to Eurectec in consideration for certain license rights valued by the Company at approximately $400.

The Company relied on the Section 4(2) exemption from registration for this transaction.

From December, 1997 to March 1998 the Company sold convertible promissory notes in the principal amount of $975,000 to Generation Capital, L.P., a New York limited partnership ("Generation Capital"), for gross proceeds of $975,000 with the Company netting $838,250. The amount of $136,750 was deducted for due diligence, certain fees and legal services. A total of 575,000 shares were deposited into escrow. The convertible notes from Generation Capital were converted pursuant to conversion

Notices for a net total of 505,059 shares of common stock and 69,941 common shares returned to the Company and cancelled. The Company claimed the registration exemption provided under Rule 504 for the sale of these notes.

In January, 1998, the Company entered into an agreement with Astrum Energy

Services, LLC (Astrum), where Astrum would deliver contracts with municipalities for the sale and delivery of electricity. In conjunction with this agreement the Company delivered 3,000,000 shares of preferred A. The Company determined that it was not cost effective to pursue the agreement. A settlement agreement was reached where

Astrum returned the 3,000,000 shares of Class A preferred stock and received a settlement fee of $200,000 and the Company issued a warrant to purchase up to

2,000,000 shares of common stock at $2.00 a share to National Trust Properties, Inc. an affiliate of Astrum, as consideration for the cancellation of Astrum's Class A preferred

Stock and other consideration. To effectuate the settlement R. Richard Saxby delivered

1,000,000 shares of his common stock of the Company which are to be returned when the warrant is delivered. The Company relied on the Section 4(2) exemption for the issuance of the warrant and the common stock issuable upon exercise of the warrant.

In March, 1998 the Company issued, in reliance upon the Section 4(2) exemption, 1,042 shares of common stock to Erich W. Augustin for services rendered to the Company.

The Company valued the 144 stock at $.24. The discount relates to the restriction of

144 stock.

In August, 1998, the Company issued 500,000 shares of common stock to Thomas E.

Murray, Jr. in consideration for services rendered to the Company. The Company relied on the Section 4(2) exemption for this transaction. In that month, the Company also issued 350,000 shares of common stock to RMC International, 14,000 shares of common stock to Lillian Firestone, and 30,000 shares of common stock to Valerie L.

Corrado for past services rendered to the Company, relying on the Section 4(2)

exemption of these transactions. The Company valued these shares at $.24 which represented 50% of the bid price at the time of the issuance. The discount relates to the restriction of 144 stock.

In August, 1998, the Company issued 175,000 shares of common stock to Keith Fryer

Associates, a California, Inc. and 175,000 shares of common stock to Ehrenfried

Leibich, to settle certain claims against the Company. The Company relied on the

Section 4(2) exemption for this transaction. On September 7, of 1999 the Company cancelled 100,000 shares of common stock to Keith Fryer Associates, and 100,000 shares of common stock to Ehrenfried Leibich as per a settlement. The Company valued these shares at $.24 which represented 50% of the bid price at the time of the issuance.

The discount relates to the restriction of 144 stock. In fiscal 1999 pursuant to a mutual settlement agreement with Ehrenfried Leibich and Keith Friar, 200,000 shares of 144 common stock were cancelled and returned to the treasury. These were valued at the

$.24 per share utilized when originally issued.

In October, 1998, the Company was able to retrieve and cancel 722,721 common shares originally issued in conjunction with the acquisition of the Nevada

Environmental Technology Inc. merger. The Company was able to retrieve the shares without consideration to settle possible conflicts related to their original issuance.

In November, 1998, the Company issued 1,000,000 shares of common stock to William

J. Tannaz for $150,000 cash and services rendered. The Company relied on the Section

4(2) exemption for this transaction. The Company valued these shares at $.20 which represented 50% of the bid price at the time of the issuance. The discount relates to the restriction of 144 stock.

In December, 1998, the Company issued 37,500 common shares to Millennium

Holdings Group, Inc. for services rendered. The Company relied on the Section 4(2)

exemption for this transaction. The Company valued these 144 shares at $.20.

In December, 1998, the Company issued 69,000 shares of common stock to various employees and consultants of the Company in consideration of past services rendered to the Company. The Company relied on the Section 4(2) exemption for these transactions. The Company valued these shares at $.15 which represented 50% of the bid price at the time of the issuance. The discount relates to the restriction of 144 stock.

In December, 1998, the Company issued a $200,000 convertible promissory note and a warrant to purchase up to 100,000 shares of common stock to Generation Capital in reliance on the Rule 504 exemption. Due to a dispute with Generation Capital this issue was cancelled, therefore, all shares were returned to the Company and all monies advanced were returned to Generation Capital.

In January, 1999, the Company issued 480,769 shares of common stock to Stranco

Investments, LTD. in reliance on the 504 exemption for gross proceeds of $75,000 netting the Company $67,500. The amount of $7,500 was deducted for finders fees,

due diligence and legal services.

In February, 1999, the Company purchased 1,162,000 shares of common stock formerly owned by About Time Inc. for $28,176.95 ($.024 per common share) and retired these shares back to the treasury.

In February, 1999, R. Richard Saxby and Cameron J. Saxby entered into an agreement with the Company to acquire up to 10,000,000 common shares at a rate of $.024 per share based on the valuation in the aforementioned paragraph. The Saxby's agreed in

September, 1999 to acquire 6,000,000 shares under this agreement at $.024 per share for an aggregate of $144,000 which reduced the obligation due them.

In February, 1999, the Company issued 100,000 shares of common stock to be allocated to William Dale, Roger McCloskey, Thomas Darton and Sherry Kooyman, who were all of the stockholders of UtiliSys Corporation, a Nevada corporation ("UtiliSys'). The shares were issued in connection with the acquisition of UtiliSys. The shares were issued for the name and service marks of the Corporation and services rendered. The

Company relied on the Section 4(2) exemption for this transaction. These shares were valued at $.024 based on the transaction described above.

From February through April, 1999, the Company conducted a private placement to

"accredited investors", as such term is defined under SEC Regulation D, in an offering under Rule 504. An aggregate of 5,775,145 shares were issued for gross proceeds of

$742,499, netting the Company $676,049 after deducting finders fees, due diligence and legal services representing $66,450.

In May, 1999, the Company issued 25,000 shares of common stock to William C. Dale in reliance on the Section 4(2) exemption. These shares were issued for services rendered. The Company valued these shares at .06 per share based on the 50%

reduction of the aforementioned transaction.

In September, 1999, the Company issued 741,334 shares of common stock to James

Ellis Arden, Abed Rabo Ayesh, Carrie Azevedo, Michael & Joanne Bleahu Trust, Ulli

Butrzke, FCIM Corp, Lillian Firestone, Bruce Goldberg, Chris Haggerman, Steve

Manning, Paul Murray and Loren Saxby for services rendered. The Company relied on the Section 4(2) exemption for this transaction. Set forth is the valuation of $.06 per share based on the 50% reduction of the aformentioned Reg D offering in February,

1999.

The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a)

each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment.

The Company believes that all transactions for which the section 504 exemption was claimed qualified for such exemption, because (A) the amount offered in each such offering did not exceed $1,000,000, after applying the offering integration principles applicable to rule 504, and (b) the Company was not, at the time of any such offering,

subject to the reporting requirements of Section 13 or 15(D) of the Exchange Act of

1934, as amended, an investment company, or a development stage Company with no business plan or purposes or that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. The Company's final Rule 504 offerings was terminated prior to the April 7,

1999 effective date of the recent amendments to Rule 504.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 302A.521 of the MBCA provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including,

without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3)

received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions in such person's official capacity for the corporation,

reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions in such person's official capacity for other affiliated organizations, reasonably believed that the conduct was in the best interests of the corporation. Section 302A.521 also requires payment by a corporation, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the company's board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board, by special legal counsel, by the stockholders or by a court.

The Company is in the process of procuring a policy of directors' and officers' liability insurance that insures the Company's directors and officers against the cost of defense,

settlement or payment of a judgment under certain

circumstances.

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 10SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

PART F/S

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Stockholders
Keystone Energy Services, Inc.

We have audited the accompanying balance sheets of Keystone Energy Services, Inc. as of September 30, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audits.

We conducted my audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that my audits provide a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keystone Energy Services, Inc. as of September 30, 1998 and 1999 and the results of operations, stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company continues as a going concern. As discussed in Note 2 to the financial statements, there is a substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hollander, Lumer & Co.LLP

Los Angeles, California
November 30, 1999

KEYSTONE ENERGY SERVICES, INC.

BALANCE SHEETS

YEARS ENDED SEPTEMBER 30, 1998 AND 1999

ASSETS

CURRENT ASSETS:	1998	1999
Cash and cash equivalents	$3,827	-
Prepaid expenses	20,249	10,865
Total current assets	24,076	10,865

PROPERTY AND EQUIPMENT, at cost
Office furniture	101,453	101,453
Office equipment	52,448	52,448
Computer equipment	53,600	83,553
Leasehold improvements	78,207	78,207
Total property and equipment	285,708	315,641
Less accumulated depreciation	(35,088)	(95,223)
Net Property and equipment	250,620	220,418
OTHER ASSETS	144,619	144,619
	$419,315	$375,902

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)CURRENT LIABILITIES:
Cash Overdraft		$$2,136
Loans payable to officers	581,500	448,500
Accounts payable	31,500	6,000
Accrued payroll and payroll taxes	73,776	60,926
Accrued expenses-stockholders/officers	1,381,300
Accrued expenses	-	364,144
Total current liabilities	2,068,076	881,706
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' DEFICIENCY:Convertible preferred Class A stock, no par value; 50,000,000 shares authorized, shares issued and outstanding, 1998 and 1999 none	-	-
Class B preferred stock, no par value 450,000 shares authorized, shares issued and outstanding, 1998 and 1999 none	-	-
Common stock, no par value; 100,000,000 shares authorized, shares issued and outstanding,	-	-
1998 16,976,887	2,253,698	4,743,946
1999 23,119,414	(3,902,459)	(5,249,750)
Deficit	(1,648,761)	(505,804)
Total Stockholders' Deficiency	$ 419,315	$ 375,902

KEYSTONE ENERGY SERVICES, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 1998 AND 1999
	1998	1999
Revenues, net	$25,601	$226,105
Marketing, General and Administrative Expenses	2,747,319	1,573,1,396

Net Loss	(2,721,718)	(1,347,291)
Basic and Dilutive Earnings (loss) per Share	(0.17)	(0.06)
Weighted Average Number Of Shares outstanding	15,850,000	26,050,000

Keystone Energy Services Inc. Statement of Stockholders' Equity (deficit)	Shares	Amounts	Shares	Amounts	Deficit	Total
Balance at September30, 1997	2,002,000	$8,040	14,722,500	$17,434	($1,180,741)	($1,155,267)
Additional shares issued in acquisition of Keystone Energy Services Inc. (Delaware)			1,900,000	0		0
Shares returned and cancelled that were originally issued in error in acquisition of Keystone Energy Services Inc. (Delaware)			(1,405,714)	0		0
Contribution of capital resulting from shareholders waving right to collect advances under settlement agreement				962,600		962,600
Cancellation of preferred stock under settlement agreement	(2,001,000)	(8,020)				(8,020)
Conversion of preferred stock	(1,000)	(20)	10,000	0		(20)
Conversion of convertible promissory notes			505,059	975,000		975,000
Shares issued for director fees			1,042	250		250
Shares issued for services			894,000	214,580		214,580
Shares issued for services			350,000	84,000		84,000
Net Loss					(2,721,718)	(2,721,718)

Balance at September 30, 1997	0	0	16,976,887	2,253,844	($3,902,459)	($1,648,615)
Shares returned and retired under settlement agreement			(722,721)	0		0
Shares issued for services and cash			1,000,000	200,000		150,000
Shares issued for services			37,500	7,500		7,500
Shares issued for services to employees			69,000	10,350		10,350
Shares issued for cash			480,769	67,500		67,500
Shares acquired and retired			(1,162,000)	(28,177)		(28,177)
Shares issued in connection with acquisition of names and trademark			100,000	2,400		2,400
Shares issued for cash			5,775,145	676,049		676,049
Shares issued for services			25,000	1,500		1,500
Shares issued for services			741,334	44,480		44,480
Shares returned by stockholders/officer and retired			(1,500)	0
Shares returned and retired under settlement agreement			(200,000)	(48,000)		(48,000)
Shares to be issued for officers/major stockholders to reduce debt			6,000,000	144,000		144,000
Contribution of capital resulting from reductions in accrued compensation due to officers/majot stockholders				1,415,500		1,415,500
Net Loss					(1,347,291)	(1,347,291)
Balance at September 30, 1999	0	$0	29,119,414	$4,743,946	($5,249,750)	($505,804)

See Accompanying Notes to Financial StatementKEYSTONE ENERGY SERVICES, INC.STATEMENTS OF CASH FLOW

YEARS ENDED SEPTEMBER 30, 1998 AND 1999
CASH FLOWS FROM OPERATING ACTIVITIES:	1998	1999

Net Loss	(2,721,718)	(1,347,291)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	39,988	60,135
Stock issued for services	385,620	68,376
(Increase) decrease in officers advances	3,842
(Increase) in prepaid expenses	(20,249)	9,384
Increase (decrease) in accounts payable	17,085	(25,500)
Increase (decrease) in accured expenses-stockholders	348,600	11,000
Increase (decrease) in accured payroll	(923)	(12,850)
Increase (decrease) in accrued expenses	(1,008)	364,144
Net cash used in operating activities	(1,948,763)	(852,402)
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for other assets	(144,619)
Purchase of property and equipment)	(285,708)	(29,933)
Net cash used in investing Activities	(430,327)	(29,933)
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from stockholders contributed to capital	962,600	(8,000)
Advances from stockholders/officers, net	-	893,195
Sale of common	1,792,850	893,195
Insurance of convertible debt	838,250	-
Net Cash provided by financing activities	2,382,350	876,372
Net Increase in cash and cash equivalents	3,260	(5,963)
Cash and cash equivalents:
Beginning	567	3,827
Ending	$ 3,827	$ (2,136)

Non cash transactions
Issuance of common stock for services	$ 385,620	$ 68,376
Exchange of common stock for debt		$ 144,000
Accrued expenses contributed to capital		1,412,500

KEYSTONE ENERGY SERVICES, INC. SEPTEMBER 30, 1998 AND 1999

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies:

Nature of business:

The Company was incorporated under the name L.I.M.P., Inc. on August l2, 1994 in the state of Minnesota. No stock was issued or transactions occurred until January 1997.

On January 6, 1997, its name was changed to New Environmental Technologies, Inc. and on April 8, 1997 to Keystone Energy Services, Inc. Since inception until the acquisitions described below the Company's efforts had been devoted to raising capital,

reviewing businesses to acquire and the further development of such businesses.

During April 1997, the Company acquired two companies, Nevada Environmental

Technologies, Inc. and Keystone Energy Services, Inc. (a Delaware corporation). Both of these companies were in the development stage, relatively inactive and with no source of revenues. Each of these entities expended approximately $80,000 each through the date of acquisition on marketing, selling and general and administrative expenses. Both of these entities were dissolved subsequent to the acquisitions.

Nevada Environmental Technologies, Inc. had a license agreement for utilizing equipment technology for crumb rubber processing. Management of the Company had determined that the technology was something that they did not wish to exploit and as such they have abandoned any following up related to the use of the this technology.

The acquisition is not reflected in the current historical financial statements as it was determined there was no value to the acquisition and the preferred stock portion of this transaction was returned to the Company and canceled under a settlement agreement.

The cost of the acquired company of $10,000 was written off in the year acquired.

Keystone Energy Services, Inc.(Delaware)at the time of acquisition was exploiting the possibility of providing wholesale electricity (system power and renewable energy) to retail customers. The acquisition was accounted for as purchase.

The Company is now an Electric Service Provider in California who resells electricity to commercial and residential consumers that has been generated in whole or part from

"green" renewable resources. It is licensed by the California Public Utilities Commission to offer such services. The Company has entered agreements with various utilities and schedule coordinators that transport, bill and coordinate supply through the renewable power exchange with qualified facilities.

Cash and cash equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income taxes:

Deferred taxes are provided on a liability method whereby deferred tax are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets ant liabilities are adjusted for the effects of changes on tax laws and rates on the date of the enactment.

Revenue recognition:

The Company recognizes income when the service is provided.

Research and development costs:

The Company expenses research and development costs as incurred.

Organization costs:

Organization costs are written off as incurred.

Share valuation:

Shares issued without cash consideration are accounted based on fair value of the consideration received or the fair value of shares issued, whichever is the more reliable measure.

Basic and diluted net loss per common share:

Basic earnings per share is calculated by dividing income (loss) available to stockholders

(the numerator) by the weighted-average shares outstanding (the denominator)during the period. The computation of diluted EPS is similar to the computation of basic EPS except the denominator is increased to include the addition of common stock that would have been outstanding if the dilutive potential common stock (that is, securities such as options, warrants, convertible securities, or contingent stock agreements) had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with the convertible debt.

The computation of diluted EPS shall not assume conversion, exercise, or contingent issuance of securities that would have an antidulitive effect on EPS.

Property and equipment:

Property and equipment are recorded at cost. Depreciation of property and equipment will be provided upon commencement of operations on a straight line basis for office furniture and equipment over 5 years. Leasehold improvements are amortized over the term of the lease. Maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Estimates and assumptions:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of a sets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant estimates include the valuation of stock issued to acquire companies and the licensing agreement. Actual results could differ from those estimates.

Note 2. DISCLOSURE OF CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES:

Going Concern - The Company has experienced significant operating losses. For the years ended September 30, 1998 and 1999, the Company experienced net losses of

$2,721,718 and $ 1,347,291, respectively. The Company's working capital requirements have been and will continue to be significant. As of September 30, 1999 the Company's had a negative cash balance of $2,136 and a working capital deficit of $870,841.

The Company's significant operating losses and capital requirements raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

KEYSTONE ENERGY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 3. Other Assets:

Other assets as of September 30, 1998 and 1999 consist of the following:

	1998	1999

Deposits with schedule coordinator	$ 103,919	$ 103,919
Rent deposit	30,000	30,000
Metering bond	10,700	10,700
	$ 144,619	$ 144,619

Note 4. ADVANCES FROM STOCKHOLDERS:

During the year ended September 30, 1998 the major shareholders/officers advanced

$810,000 to the Company and was repaid $228,500. During the year ended September

30, 1999, the major shareholders/officers advanced $41,000 to the Company and was repaid $30,000 in cash and $144,000 in common stock of the Company. These advances are without interest and can be called at any time. There is no formal written agreement with the Company regarding theses advances.

During the year ended September 30, 1998 the Company was advanced by certain of the early stockholders $962,600. The rights to collect these advances were waived by these early stockholders under a settlement agreement and the amounts were reflected as capital.

Note 5. STOCKHOLDERS' EQUITY:

On December 2, 1996, the Company amended its articles of incorporation to authorize an aggregate of 150,000,000 shares. The Company has designated 100,000,000 shares as common and 50,000,000 of preferred shares.

In April, 1997, Keystone Energy Services, Inc., a Delaware corporation ("Keystone

Delaware"), merged into the Company. Pursuant to this merger, the shareholders of

Keystone Delaware were entitled to receive an aggregate of 5,000,000 shares of

Company common stock. The Keystone Delaware shareholders actually received

3,100,000 common shares. RSM, Inc., About Time, Inc., and Joe Guglielmo who were not Keystone Delaware shareholders received 1,900,000 shares of common stock. Of these 1,900,000 shares, 1,405,714 were returned to the Company under a settlement agreement, and 500,000 shares remain outstanding with a stop. In March, 1998 the

Company issued an additional 1,900,000 common shares to the Keystone Delaware shareholders who should have received these shares at the time of the merger of the

Keystone Delaware shareholders. The Company valued Keystone Delaware at approximately $5,000 at the time of the merger.

From December, 1997 the Company sold convertible promissory notes in the principal amount of $975,000 to Generation Capital, L.P., a New York limited partnership

("Generation Capital"), for gross proceeds of $975,000 with the Company netting

$838,250. The expenses of $136,750 were for due diligence, certain fees and legal services. A total of 575,000 shares of common stock were deposited into escrow for conversion. The convertible notes from Generation Capital were converted pursuant to conversion Notices for a net total of 505,059 shares of common stock and the remaining 69,941 common shares returned to the Company and canceled.

In January, 1998, the Company entered into an agreement with Astrum Energy Alliance

(Astrum), where Astrum would deliver contracts with municipalities for the sale and delivery of electricity. In

KEYSTONE ENERGY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

conjunction with this agreement the Company delivered 3,000,000 shares of preferred

  The Company determined that it was not cost effective to pursue the agreement. A settlement

agreement was reached where Astrum returned the 3,000,000 shares of Class A preferred stock and received a settlement fee of $200,000 and the Company issued a warrant to purchase up to 2,000,000 shares of common stock at $2.00 a share to

National Trust Properties, Inc. an affiliate of Astrum, as consideration for the cancellation of Astrum's Class A preferred Stock and other consideration. To effectuate the settlement R. Richard Saxby delivered 1,000,000 shares of his common stock of the

Company which are to be returned when the warrant is delivered.

In March, 1998 the Company issued 1,042 shares of common stock to Erich W.

Augustin for services rendered to the Company. The Company valued these shares at

$.24 each based on a discounted current bid price. The discount relates to the restrictions of Section 144 stock.

In August, 1998, the Company issued 500,000 shares of common stock to Thomas E.

Murray, Jr. in consideration for services rendered to the Company. In that month, the

Company also issued 350,000 shares of common stock to RMC International, 14,000 shares of common stock to Lillian Firestone, and 30,000 shares of common stock to

Valerie L. Corrado for past services rendered to the Company. The Company valued these shares at $.24 which represented 50% of the bid price at the time of the issuance.

The discount relates to the restriction of Section 144 stock.

In August, 1998, the Company issued 175,000 shares of common stock to Keith Fryer

Associates, a California, Inc. and 175,000 shares of common stock to Ehrenfried

Leibich, to settle certain claims against the Company. The Company valued these shares at $.24 which represented 50% of the bid price at the time of the issuance. The discount relates to the restriction of Section 144 stock. On September 7, 1999 pursuant to a mutual settlement agreement with Ehrenfried Leibich and Keith Friar Associates,

200,000 shares of Section 144 stock were canceled and returned to the treasury. These were valued at the $.24 per share utilized when originally issued.

In October, 1998, the Company was able to retrieve and cancel 722,721 common shares originally issued in conjunction with the acquisition of the Nevada

Environmental Technology Inc. consummated in fiscal 1997. The Company was able to retrieve the shares without consideration to settle possible conflicts related to their original issuance.

In November, 1998, the Company issued 1,000,000 shares of common stock to William

J. Tannaz for $150,000 cash and services rendered. The Company valued these shares at $.20 which represented 50% of the bid price at the time of the issuance. The discount relates to the restriction of Section 144 stock.

In December, 1998, the Company issued 37,500 common shares to Millennium

Holdings Group, Inc. for services rendered. The Company values these Section 144 shares at $.20.

In December, 1998, the Company issued 69,000 shares of common stock to various employees and consultants of the Company in consideration of past services rendered to the Company. The Company valued these shares at $.15 which represented 50% of the bid price at the time of the issuance. The discount relates to the restriction of Section

144 stock.

In January, 1999, the Company issued 480,769 shares of common stock to Stranco

Investments, LTD. in reliance on the 504 exemption for gross proceeds of $75,000 netting the Company $67,500. The amount of $7,500 was deducted for finders fees,

due diligence and legal services.

In February, 1999, the Company purchased 1,162,000 shares of common stock formerly owned by About Time Inc. for $28,176.95 ($.024 per common share) and retired these shares back to the treasury.

KEYSTONE ENERGY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

In February, 1999, R. Richard Saxby and Cameron J. Saxby entered into an agreement with the Company to acquire up to 10,000,000 common shares at a rate of $.024 per share based on the valuation in the aforementioned paragraph. Under this agreement

The Saxby's in September, 1999 acquired 6,000,000 shares at $.024 per share for an aggregate of $144,000 which reduced a portion of the obligation due them.

In February, 1999, the Company issued 100,000 shares of common stock to William

Dale, Roger McCloskey, Thomas Darton and Sherry Kooyman, who were all of the shareholders of UtiliSys Corporation, a Nevada corporation ("UtiliSys'). The shares were issued in connection with the acquisition of UtiliSys. The shares were issued for the name and service marks of the Corporation and services rendered. These shares were valued at $.024 based on the transaction described above.

From February through April, 1999, the Company conducted a private placement to

"accredited investors", as such term is defined under SEC Regulation D, in an offering under Rule 504. An aggregate of 5,775,145 shares were issued for gross proceeds of

$742,499, netting the Company $676,049 after deducting finders fees, due diligence and legal services representing $66,450.

In May, 1999, the Company issued 25,000 shares of common stock to William C. Dale.

These shares were issued for services rendered. The Company valued these shares at

$.06 per share based on the 50% reduction of the aforementioned transaction.

In September, 1999, the Company issued 741,334 shares of common stock to James

Ellis Arden, Abed Rabo Ayesh, Carrie Azevedo, Michael & Joanne Bleahu Trust, Ulli

Butrzke, FCIM Corp, Lillian Firestone, Bruce Goldberg, Chris Haggerman, Steve

Manning, Paul Murray and Loren Saxby for services rendered. The Company relied on the Section 4(2) exemption for this transaction. Set forth is the valuation of $.06 per share based on the 50% reduction of the aformentioned Reg D offering in April 1999.

Convertible preferred stock: Preferred stock is convertible into ten (10) common shares for every one preferred share and payment of $1. All preferred stock issued and outstanding is restricted and not eligible for dividends. Each preferred share has voting rights equal to 10 common shares.

In January, 1997, the Company issued 1,000 shares of preferred stock to Windsor-

Knight, Inc., and it issued 1,000 shares of preferred stock to Signature Stock Transfer,

Inc., in each case for services rendered. The shares of preferred stock issued to

Windsor-Knight, Inc. were issued in reliance on the exemption provided by Section

4(2). The preferred shares to Windsor-Knight have been canceled as per a settlement and the shares to Signature Stock Transfer, Inc. have been converted. Also the

2,000,000 preferred shares issued in conjunction with a fiscal 1997 acquisition were canceled under a settlement agreement with certain stockholders.

Warrants to acquire common stock:

In a settlement agreement with Astrum issued a warrant to purchase up to 2,000,000 shares of common stock at $2.00 a share to National Trust Properties, Inc. an affiliate of Astrum, as consideration for the cancellation of Astrum's Class A preferred Stock and other consideration. To effectuate the settlement R. Richard Saxby delivered

1,000,000 shares of his common stock of the Company which are to be returned when the warrant is delivered.

Note 6. ACQUISITIONS:

Nevada Environmental Technologies, Inc.: During April 1997, the Company acquired Nevada Environmental Technologies, Inc. for

5,000,000

KEYSTONE ENERGY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

restricted common shares and 2,000,000 restricted preferred shares. The cost of the acquired company has been valued at $10,000 using the purchase method of accounting for the combination.

Keystone Energy Services, Inc. of Delaware:

During April 1997, the Company acquired Keystone Energy Services, Inc. of Delaware for 5,000,000 restricted common shares. The cost of the acquired company has been valued at $5,024 using the purchase method of accounting for the combination.

The book value of assets acquired in each acquisition approximated fair market value which the Company believes represents the approximate value at that time of shares issued to the sellers in the exchange since the principal assets acquired were cash.

Note 7. EXCLUSIVE SUB-LICENSE AGREEMENT - STATE OF NEVADA:

Subsequent to the effective date of the merger acquisition agreement of Nevada

Environmental Technologies, Inc., the Company agreed to issue 20,000 shares of common stock in order to retain an exclusive sub-license ('license agreement") with

Eurectec, Inc. under its licensing rights and terms of its agreement with Cisap S.p.A.

Italy. The license agreement provides for the right to use the proprietary crumb rubber processing equipment exclusively in the state of Nevada.

The exclusive license agreement was entered into by Nevada Environmental

Technologies, Inc. prior to its acquisition by the Company. Said license agreement,

among other things, provided for the payment of $100,000 due at the execution date of the agreement on January 7, 1997. In addition, the license agreement was executed between Eurectec, Inc. and Nevada Environmental

Technologies, Inc., without an acknowledgment by the sub-licensee of a transfer of rights to the Company.

In order to reaffirm the license agreement, effective April 19, 1997, the Company entered into an addendum to the license agreement whereby Eurectee, Inc. would allow for the transfer of the license agreement to the Company, waive the $100,000 cash payment outstanding and modified the equipment purchase obligation to extend said provision to

December 31, 1998 (said provision was in default as of July 6, 1997) in exchange for the issuance of 20,000 shares of the Company's common stock.

The license agreement provides for an ongoing royalty of two percent of gross sales to the sub-licensor. No annual minimum royalty is required provided the plan is operational and pays a royalty from revenues. The license is for an indefinite period of years and may be terminated by the sub-licensor only upon cause in accordance with default provisions specified in the license agreement.

The Company has abandoned any effort to pursued the utilization of this technology.

Note 8. INCOME TAXES:

The Company has available net operating loss carryforwards of approximately

$3,900,000 and $5,200,000 at September 30, 1998 and 1999, respectively, which will expire in fifteen years.

The Company has determined at this time that it is more likely than not that it will not realize any of the deferred tax assets.

Federal tax rules impose limitations on the utilization of loss carryforwards following certain changes in ownership. If such changes were to occur, the limitation could reduce the amount of benefits that would be available to offset future taxable income each year,

starting with the year of ownership change. The

KEYSTONE ENERGY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Company has not filed its September 30, 1998 tax returns. The Company does not expect any material liability as a result of not filing the required returns.

Note 9. OTHER RELATED PARTY TRANSACTIONS:

The Company entered into employment agreements with their major stockholders/officers effective January 1997. Under terms of the seven year agreement,

the officers were to receive annual compensation, specified benefits and bonuses under specific conditions. In January 1999 these stockholders/officers terminated their employment agreements and elected to forego any unpaid amounts under the agreements.

The accrued unpaid amounts were credited to capital. Unrecorded amounts of

$1,032,700 as of September 30, 1997 were adjusted to retained earnings effective

September 30, 1997.

Note 10 COMMITMENTS and CONTINGENCIES:

The Company has qualified through the use of various NASD exemptions and without filing an offering document with the Securities and Exchange Commission, certain of the stock it sold in its original private placement as tradable on the NASDAQ OTC BB market. Upon reliance on these exemptions, the Company will not become a reporting

Company for SEC reporting purposes until it meets certain asset size and number of stockholder requirements. Management currently intends to sell additional shares of stock or obtain additional debt financing to fund its operations, which may result in such additional reporting requirements to shareholders and regulatory authorities. The continuation of the Company is dependent upon the Company's ability to obtain such additional financing and achieve profitable operations from its proposed activities. The

Company is subject to the usual business risks inherent in new ventures.

The Company currently has designated 50,000,000 of its shares as preferred shares which can be converted to common shares on a 10 to I basis. If all such preferred shares were sold and later converted to common stock, the amount of common shares to be issued would exceed the authorized common shares available (100,000,000 shares).

Management is currently investigating this matter and does not intend to sell preferred shares which would result in common shares exceeding the current authorization.

Lease commitments:

Effective October 31, 1997, the Company signed a five year office space lease at the rate of $8,249 per month plus additional other charges as defined in the agreement through

November 30, 2002. They also rent an apartment for the use of sales staff with a lease term expiring in April 2000. Rent expense for the years ended September 30, 1998 and

1999 were $133,559 and $108,760, respectively.

Minimum lease payments at September 30, 1999 are as follows: Year Ending September 30:

2000	$ 107,982
2001	98,982
2002	98,982
2003	16,497
$ 322,443

KEYSTONE ENERGY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Litigation:

Northern California Power Agency v. Keystone, and cross-action, Los Angeles Superior

Court Case No. BC198040. This action was filed September 24, 1998. NCPA was to buy energy for ultimate distribution to Keystone's energy customers: the parties contract required Keystone to deposit sums in advance, "forecasting" the cost of energy which should be actually needed for the relevant period. To enable such forecast-based deposits, the contract required NCPA to furnish Keystone with daily accountings. No such accountings were ever provided. Keystone did not know what deposits were depleted or remaining, and Keystone ultimately got out of that particular energy market entirely.

After some discovery produced some accounting, as well as NCPA admissions that it never had software capable of doing the accountings which had been needed, Keystone propounded a $70,000 settlement offer upon which judgment was entered on October

18, 1999. Upon satisfaction the judgment is to be vacated. Keystone intends to satisfy this amount through the collection of possible receivables due from customers service by Southern California Edison which exceeds $90,000. The Company has provided an estimate for the settlement if no collections of the receivable are made.

Cranshire Capital, L.P. v. CBTV, Inc.: Donna M. Guglielmo; Keystone Energy

Services, Inc., USDC Case No, 99-00149. In January 7, 1999, the Complaint alleges plaintiff paid defendants CBTV-Star, LW, Inc. ("CBTV") and Donna Guglielmo

("Guglielmo") $400,000 for certain restricted Keystone shares: to enable the sale,

CBTV/Guglielmo falsely represented to plaintiff that the restrictions on the shares were due to terminate. After purchasing the certificates from CBTV/Guglielmo, plaintiff requested Keystone's transfer agent to register its purchase, but the transfer agent refused because it had a standing order preventing any transfer of the subject shares.

Keystone had no prior knowledge of the sale, and received none of the $400,000 plaintiff paid CBTV/Guglielmo. CBTV/Guglielmo had further represented to the plaintiff that they were not "affiliates" of Keystone, although they co-owned another 1.1 million Keystone shares which are subject to a dispute with the original owner and current CEO of the Company. Therefore, a stop has been put on all shares affiliated with CBTV-Star, LW, Inc. and the Guglielmos.

Dismissed Class Action Law Suit - In May and June, 1998, two class action lawsuits were filed in the U.S a single case and dismissed with prejudice in October of 1999.

District Court for the Central District of California on behalf of purchasers of the

Company's common stock between October 27, 1997 and March 27, 1998. The lawsuits were later consolidated into a single case and dismissed with prejudice in

October 1999.

Agreements with energy service suppliers:

The electric power transmission facilities owned by PG&E, SCE and SDG&E are operated by an independent, non-profit corporation known as the Independent System

Operator (the "ISO"). The ISO is responsible for ensuring that electricity is transmitted throughout the state reliably, safely, and efficiently. It ensures that all ESPs have fair access to the power transmitted through the utility-owned transmission facilities, and it is responsible for balancing the supply for electricity available through the transmission facilities with consumer demand so that power surges and outrages are avoided.

The Company obtains access to these transmission facilities through a power

Scheduling Coordinator (SC). The SC coordinates with the ISO on behalf of the

Company to match the forecasted electricity requirements of the Company's customers with the amount of power to he delivered to the Power Grid from the Company's designated power sources. In order to forecast these requirements, the Company must create specific customer load profiles and forecasts, a function that the Company out-

sources.

KEYSTONE ENERGY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Requirement for customer service/relations function:

The California PUC requires ESP's to provide a customer service/relations function.

The Company out sources this function to an unaffiliated firm that provides live customer assistance for the Company seven days per week. As required of all ESP's by the California Public Utilities Commission (CPUC), the Company has also retained an independent telephone verification firm to verify each residential customer's desire to switch electricity services from his or her utility company to the Company.

Note 11. OPERATING FEDERAL and STATE LICENSES:

On May 23, 1997, the Company petitioned the Federal Energy Regulatory Commission

('FERC') for acceptance of Rate Schedule FERC No. 1.

Effective June 7, 1997, the Federal Energy Regulatory Commission issued the Company its FERC license which entitles the Company to resell wholesale electricity. The

Company is allowed to act as a power marketer.

Effective July 22, 1997, the Company received its California PUC license, number 1021,

which allows the Company to resell electricity in California to end users as soon as

California law permits.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: Keystone Energy Services, Inc.

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